Exhibit 99.3

HARRY WINSTON DIAMOND CORPORATION

ANNUAL REQUEST FORM
TO REGISTERED SHAREHOLDERS

Annual Financial Statements

In accordance with securities regulations, Harry Winston Diamond Corporation (the “Corporation”) is required to deliver its Annual Report containing annual financial statements and accompanying management’s discussion and analysis (“MD&A”) to each registered shareholder unless such shareholder informs the Corporation that he or she does not want a copy of these documents.

If you do not wish to receive the Annual Report with your proxy package in the future, please complete, sign and date this form and return as set out below. Please note, your decision not to receive the Corporation’s Annual Report can be revoked at any time by contacting CIBC Mellon, by mail or fax as noted below. If we do not hear from you an Annual Report will continue to be included in your proxy package.

[_]	I do not wish to receive Harry Winston Diamond Corporation’s Annual Report and related year-end financial documents by mail. I understand that my consent may be revoked or changed at any time by notifying CIBC Mellon Trust Company by mail or fax.

Interim Financial Statements

In accordance with National Instrument 51-102, shareholders may elect annually to have their names added to the Supplemental Mailing List of the Corporation. If you wish to receive the interim financial statements and MD&A for the interim financial statements of the Corporation, you must complete, sign and date this form and return as set out below.

[_]	I do wish to receive Harry Winston Diamond Corporation’s interim financial statements and MD&A Please put my name on your Supplemental Mailing List for the Corporation and send me the Interim Financial Statements and Interim MD&A of the Corporation,

[_]	by mail; or
[_]	by electronic delivery. I have read the terms of this consent and I consent to the electronic delivery of documents on the foregoing terms.

Completion of Form

Completed forms should be returned to our transfer agent, CIBC Mellon Trust Company, in the enclosed business reply envelope or by mail or fax to: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, ON M5C 2W9. Fax: 416-643-5501.

Alternatively, if you wish to receive an e-mail containing a link to these and other reports when they are available to view on-line, please enroll on-line at www.cibcmellon.com/electronicdelivery or complete and return the Consent to Electronic Delivery of Documents form on the reverse side.

If you have any questions, please contact CIBC Mellon toll-free at 1-800-387-0825 in North America or at 416-543-5500 in Toronto and outside North America.

DATED the _____ day of __________, 2011.

__________________________________	__________________________________
(First Name and Surname)	(Signature

__________________________________
(Address)	CUSIP: 41587B100

Consent to Electronic Delivery of Documents

1)      I consent, until my consent is revoked by me, to receiving all future shareholder communications of Harry Winston Diamond Corporation, (“Harry Winston”) to which I am entitled as a shareholder electronically rather than by mail. These documents may include: (a) Annual Report; (b) Interim Financial Statements; (c) Other shareholder communications

2)      I understand and agree that, after my consent has been given and Harry Winston has filed the documents with applicable securities regulatory bodies, Harry Winston or its agent will notify me that a document which I am entitled to receive electronically is available at Harry Winston website with a link to that specific page of the website containing the document. I agree that such notification will be sent to me at the e-mail address I have provided below.

3)      I acknowledge that access to the Internet, e-mail and the worldwide web are required for me to access a document electronically and I confirm that I have such access.

4)      I understand and agree that: (a) any e-mail notice or other notification will not contain a paper document; (b) any e-mail notice or other notification will contain Harry Winston web address (or a hyperlink) identifying where the documents to be delivered electronically are located; (c) by accessing Harry Winston website information which I will be provided under paragraph 2, I can access, view, download and print a paper document from my computer; (d) a document distributed electronically will be in Portable Document Format (PDF); and (e) Adobe® Acrobat® Reader® software is required to view a document in PDF format and a link to that software will be available at that page of the Harry Winston website containing the documents to be delivered electronically. (Adobe® Acrobat® Reader® is the registered trademark of Adobe Systems Incorporated.)

5)      I understand that I may request a paper copy of a document for which I have consented to electronic delivery to CIBC Mellon Trust Company at the telephone number, fax number, e-mail address or mailing address set forth in the left side of the page.

6)      I understand and agree that: (a) at any time and without giving me advance notice, Harry Winston may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me; and (b) if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7)      I understand that Harry Winston will maintain on its website any document sent to me electronically for not less than six months from the date of its posting on the website.

8)      If you consent to electronic delivery, please return this form by fax or mail to the address noted at the bottom of the page. You can also submit your request online by visiting the CIBC Mellon Trust Company's website www.cibcmellon.com/electronicdelivery.

9)      I understand that I may revoke or modify my consent and that I may change my e-mail address to which notices are to be delivered to me any time by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, email: www.cibcmellon.com/InvestorInquiry or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company. Such change, revocation or modification must actually be received and acknowledged by CIBC Mellon Trust Company in order for it to be effective.

10)     I understand that I am not required to consent to electronic delivery. I am a registered shareholder of Harry Winston, I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive as a registered owner of Harry Winston.

DATED the _____ day of __________, 2011.

__________________________________	__________________________________
(First Name and Surname)	(Signature

__________________________________	__________________________________
(Address)	(Email Address)

Please return this form by mail or fax to: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, ON M5C 2W9. Fax: 416-643-5501.